Commerce One Selling Intellectual Property Assets

Web Services Patents to Be Sold in Bankruptcy Auction

SAN FRANCISCO, Calif. — November 17, 2004 — Commerce One, Inc. (OTC: CMRCQ.PK), a provider of solutions for automating and integrating business processes across networks of customers, suppliers, and partners, has announced that it is conducting an auction to sell its patents and patent applications relating to Web services.

On October 6, 2004, Commerce One, Inc. and Commerce One Operations, Inc., its wholly-owned subsidiary, each filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of California ("Bankruptcy Court"), Case No. 04-32821-DM-11.

Web services are programmatic interfaces that can seamlessly travel among diverse networks and diverse applications and languages. Web services provide a standard way to interoperate among diverse software applications that run on diverse platforms. According to Wintergreen Research, in 2003, the Web services market, excluding portals, accounted for $208 million in revenue and could have a compound average growth rate of as much as 52% from 2003 through 2008.

The Company believes it has developed an important patent portfolio for the emerging Web services market. This portfolio includes seven issued U.S. patents and 30 U.S. patent applications.

In connection with its Chapter 11 proceeding, Commerce One is conducting an auction to sell its existing business operations, and a separate auction to sell its Web services patents and applications. I|C|M|B Ocean Tomo, an intellectual capital merchant bank, has been retained by Commerce One, and approved by the US Bankruptcy Court for the Northern District of California, as its strategic advisor in connection with the auctions. The Company has previously announced that it has entered into an Asset Purchase Agreement to sell its SRM Division and certain of its other assets to an investment group composed of ComVest Investment Partners II LLC ("ComVest") and DCC Ventures, LLC ("DCC"), subject to competing bids at the bankruptcy auction.   Under the bidding procedures, the Web services patents will be sold subject to license to the purchaser of the SRM division and other Commerce One business operations to enable that purchaser to continue operating those businesses.

Bids on the Web services patents and applications must be submitted in writing by December 2, 2004 and must provide for an all-cash purchase price of at least $1,000,000. Bids on the Company's business operations, including its SRM Division, also must be submitted by December 2, 2004 and provide for an all-cash purchase price of at least $4,300,000. Interested parties should contact John Amster from Ocean Tomo at **jamster@oceantomo.com** or (415) 946-2600 for more information about the bidding procedures.

About Commerce One
From its initial roots in Internet-based software applications, Commerce One has been at the forefront of delivering advanced technologies that help global businesses collaborate with their partners, customers and suppliers over the Internet. Commerce One has defined many of the open standards and protocols established for business networks today and our global customer base includes leaders in a wide range of industries. For more information, go to **www.commerceone.com**.

About OceanTomo, LLC

I|C|M|B Ocean Tomo (oceantomo.com) is an integrated intellectual capital merchant bank providing corporate finance, asset and risk management, valuation, research, analytics, and expert services. The Company's goal is to assist its clients - corporations, law firms, governments and institutional investors - in maximizing value from their Intellectual Capital Equity™. Headquartered in Chicago, IL, Ocean Tomo also has offices in San Francisco, CA; Louisville, KY; and Greenwich, CT. For more information, go to **www.oceantomo.com**.

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Forward Looking Statements
This press release includes forward-looking statements within the meaning of the securities laws. These forward-looking statements include statements concerning the Company's expectations

regarding the potential value and/or sale of the Company's patent portfolio and business operations, as well as the potential size and growth potential of the Web services market generally. These statements reflect the current views and assumptions of Commerce One, and are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. These factors include, but are not limited to, the possibility that the Company's patent portfolio and/or business operations prove unattractive to purchasers, the possibility that the market for Web services may not meet expectations, and various external factors, including economic, political and other global conditions; and various other risks including, without limitation, those discussed in Commerce One's filings with the Securities and Exchange Commission, including its quarterly report on Form 10-Q for the quarter ended June 30, 2004. The information provided in this press release is current as of the date of its publication. Commerce One expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.]

Commerce One Contact	Ocean Tomo Contact
Peter Seidenberg Chief Financial Officer Commerce One (415) 283-3204	John Amster Managing Director Ocean Tomo (415) 946-2600